Filing under Rule 425 under the U.S. Securities Act of 1933
Filing by: Toreador Resources Corporation
Subject Company: Toreador Resources Corporation.
Commission File No. of Toreador Resources Corporation: 001-34216

FINAL TRANSCRIPT

TRGL - Toreador Resources Corp at EnerCom Incorporated The Oil & Gas Conference

Event Date/Time: Aug. 15. 2011 / 10:50PM GMT

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2011 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

CORPORATE PARTICIPANTS

Craig McKenzie

Toreador Resources Corp. - President, CEO

PRESENTATION

Unidentified Participant

Our next presenting company is Toreador Resources — or should I say ZaZa? Craig McKenzie, President and CEO of Toreador, is here to present the story, and I’m sure he’s going to tell us all about the merger that was announced last week. With that, Craig, I’ll let you get going.

Craig McKenzie - Toreador Resources Corp. - President, CEO

Thank you very much. It is a pleasure to be here. I am glad to see the level of participation. I thought I would lose you to the happy hour — unless you thought this was it.

It is a pleasure to be here today and have the opportunity to talk to you about Toreador, as well as the transaction that we announced last week, which is the merger with ZaZa Energy LLC. It is a private company based in Texas. We are all very excited about the deal, and I have a lot of support with me here in the audience today.

First, I have Tony Vermeire, who is the Commercial Director of Toreador. But then also I have the three cofounders of ZaZa, which are Todd Brooks, John Hearn and Gaston Kearby. We also have some other supporters in the audience — just to recognize them — including Rodman & Renshaw, that actually brought us together. So thank you very much for being here.

Before I begin, let me just take care of the legalities. The presentation today is going to involve some forward-looking statements. And of course, the possibility of risks causing results is — excuse me — sorry cause the results to differ from the forecast.

The risks involved in our business are included in our SEC filings, and those available for you to review. I would encourage you to do that.

But what I wanted to point out today is that this transaction is considered to involve a higher level of uncertainty than is associated with the Company’s operating performance. So as we move towards closing, we are going to be filing a proxy statement, and I would encourage all of you to read that.

Getting back to the Company, here is what we are creating. We are creating a resource-focused E&P Company. It is the combination of the assets that is significant for the new Company. In essence, we are creating two pure plays, or bringing two pure plays together, without losing focus. Combined, we will have 423,000 of net acres and two world-class basins, which are the Paris Basin and, of course, the Eagle Ford.

In terms of the combination overview, upon completion of the deal, stockholders will own a new Company called ZaZa Energy Corporation. The transaction is expected to close before the end of October, pending stockholder and regulatory approvals. At closing, our stock will continue to trade on NASDAQ, but the ticker will be changed to ZAZA, or ZAZA.

Headquarters will be in Houston, and we will continue to have an office in Paris, as well as a field office in Corpus Christi, Texas.

ZaZa enters the transaction with no long-term debt. And further, ZaZa and Toreador have separate joint ventures with Hess, one for the Eagle Ford with ZaZa and one in the Paris Basin with Toreador. The joint ventures provide a significant amount of capital carry and other financial provisions that are focused on exploration and development activity. So the coming years of funding are largely sourced out of the joint venture and are provided as part of the carry. It’s an important point that I will come back to.

Here you can see the asset contributions of Toreador and ZaZa. For Toreador, we have two wholly-owned producing concessions in the Paris Basin, with production of about 880 barrels a day, and 2P reserves about 9.1 million barrels. We have conventional exploration that really, at this point, involves just an exploration inventory, totaling 40 million barrels of prospects. These have been high-graded recently and have been discussed with our JV partner. We are working on funding and sequencing, but we are expecting startup to be before year-end.

We also have the Paris Basin Liassic resource play. This is what has captured the hearts and minds of many geologists in the last year or so. It is 1 million acres of gross acres, both awarded and pending. We’ll have about a 50% working interest at the end of the build-up period provided for in the JV. So we are the largest acreage holder in the Paris Basin.

For ZaZa, the Eagle Ford core joint venture has 123,000 gross acres, with near-term expectations to expand to 160,000 acres. The Eagle Ford eastern expansion, known as the Eaglebine, is controlled 100% by ZaZa, with approximately 70,000 acres. Leasing is underway to expand it to 100,000 acres.

So, as you can see, these are impressive land positions in two very promising basins.

Let me just pause here for a second, just to mention one thing on the ZaZa side with respect to their land. They have a tremendous in-house capability. It is 70-persons strong, and has been able to secure this land in a little over a year at very competitive prices. So when you think about them in relative terms to public companies, like small-caps or mid-caps, I don’t know where you will find this capability. So it is tremendous to have this in-house and they’ve got a very impressive track record.

Here, you can see the terms of the joint ventures. Over on the left side, Toreador; on the right side is ZaZa. It is a great synergy having this transaction include two separate partnerships with Hess. Sharing a partner that is extremely knowledgeable in the assets and also the opportunities of both companies only adds to our ability to accelerate implementation and to work to drive growth; therefore, ultimately, to drive shareholder value.

For Toreador, our partnership focuses on agreement to develop the Paris Basin Liassic, but there is also opportunities in the agreement for our partner to participate in the conventional exploration. The headline of the deal is that it has a value of up to $265 million. I’ll leave it to you, in the interest of time, to read the details here as I’m speaking.

On the ZaZa side, the joint venture is anchored in a carry that includes funds to make over $500 million of acreage acquisitions and includes acreage bonuses, as well as a full carry of more than 200 wells and partial G&A reimbursement. So just pausing there for a second, you can do the math and see the magnitude of this joint venture that certainly exceeds well over $1.5 billion. So there is tremendous scale.

For implementation of the Ford program, what is really great about bringing the two companies together is the long portfolio and also the sequencing. The shared programs come together. They dovetail and provide stockholders with continuous drilling program across multiple assets, as well as continuous news flow in the coming months and years.

This staging is highly advantageous, as there is an opportunity to immediately drive forward in the Eagle Ford core and the Eaglebine as a second step, while our Paris Basin conventional and Liassic programs begin to broaden out.

In the Eagle Ford core, we anticipate getting up to 12 rigs running and a total of 280 wells drilled by the end of 2013. So it is a very significant pace, with it fully underway with three rigs running right now.

In the Eaglebine, we expect to have one rig running by the — no later than the end of Q1 2012. We expect to have a continuous drilling program after that. There is nine target horizons in addition to the source rock.

I will just pause there for a second and just mention that there is a growing Who’s Who list of offset operators in this area. And if you look at some of the news flow from there recently, you will see that a reported rate — 30-day average IP rate of 900 BOE per day that was just reported, and is literally just 1 mile away from the lease line. So we think there is tremendous potential here and 2012 will be exciting for this.

In the Paris Basin, we have a regulatory framework from which to operate, so that is a good thing going forward. We’ve had some uncertainty in the first part of this year. We expect to start drilling our six well Liassic program by the end of this year. So in effect, this is the same six-well program that we had ready for last February. So the net result will have been a year delay.

On the conventional side, we expect to have one rig to start later this year. We also have a workover program that is underway, as well as some in-field projects that have been identified to build out on the 40 million barrels of prospects.

So in Paris, we can shortly begin to drill vertical wells and horizontal wells, but obviously, none of our activity will involve fracking.

Here is an important slide, and it has come up several times in recent days in our investor meetings. Here is the capital outlook for 2011/2012. And so on the Toreador side, we’ve got the one rig program that I mentioned, a couple of million dollars; and then the Paris Basin exploration that will potentially be up t $6 million. And then we have a proof of concept six-well program that when we reported it last year with our partner, it was $60 million, and we expect it to be the same when we start it back up.

On the ZaZa side, we have tremendous well count. With 30 wells drilled by the end of 2011 and 100 wells in 2012, you can see the gross spending rates there — the total is about $1.1 billion when you also include the Eaglebine.

From the joint venture, you will see the carried amount of that is over $1 billion, and I don’t say that lightly. It is a tremendous amount of commitment and funding available, and it just doesn’t show up on our balance sheet, but it is firm through contract.

We are also looking at additional financing in the form of senior debt and also asset-backed lending on the French asset. We are looking at this during the closing period. And also, we are holding active talks with JV partners in the Eaglebine to look for further funding.

Here is the value breakdown of the consideration. As you can see, from left to right, the total consideration, and then you see some of the detail.

In terms of — using a reference from Toreador paying, the total consideration is $273 million. This was a cashless transaction, so it involves — our issuance of shares based on our share price of last Tuesday’s close adds up to $223 million and a $50 million multi-year term promissory note. That note may be exchanged for cash, depending on cash available at the end of closing.

If you try to break down the consideration and look at what you are buying, in effect, from a Toreador perspective, you are getting $150 million of Hess carry that is easy to calculate from the JV terms, and then you are getting acreage. Out of the acreage, you are getting the 12,300 net acres in the Eagle Ford core and the 70,000 in the Eaglebine.

So the total there is $119 million, and if you do the calculations on an acre basis, you will see that we are getting in below market for both the Eaglebine and the Eagle Ford. To demonstrate that point, we are showing you on this graph the transactions of the last 18 months in the Eagle Ford. This is data provided by IHS Herold, in which they also work the data to take out the production so you have an apples-to-apples comparison on the acreage.

So you can see the upward trend. You can see deals that you are likely familiar with. And from this deal, you can see the implied valuation of the access. So this is significant for Toreador shareholders, to be able to get into arguably what is the hottest play in the US at these prices.

Of course, it’s not a one-way street. From the ZaZa perspective, why are they doing this? Well, from their standpoint, they see tremendous optionality in the Paris Basin that is not being factored into our share price. So our share price right now has been fairly depressed as a result of the regulatory — or the legislative actions taken by the government and the Parliament this year. And so as it has depressed us such that, in effect, you have a lot of, quote, unquote, free upside for someone looking at us from the outside.

So you put the two together, it is a win-win, and that is where great deals and great companies come from, I think.

Here is the multiyear outlook through 2015. Here is another great story for our shareholders, but also for everyone who is involved in the Company going forward. If you just look at the production contribution on a net basis from the assets in the portfolio, here is the result. If you just limit yourself to just the blue bars, which are, in effect, production that will be underpinned by capital programs, with funding in place, with rigs on the way, the result is significant.

You can see tremendous year-on-year growth, with — at the end of this year just starting at a little over 1100 barrels a day, but then within 18 months, over 6000 barrels a day. So we are seeing that as fairly firm. And of course, you can look at the growth — excuse me — you can look at the graph and see how it continues year after year.

The silver bars are actually the contribution from the Eaglebine and from the Liassic shale. So we haven’t — when I make these statements, I haven’t even included any of this. But we think the Eaglebine is actually just going to be where the Eagle Ford is headed. It will be a household name here before long, and it’s just where the Eagle Ford core is extending to in Eastern Texas.

So now, I will focus on just the assets in the portfolio. I will start out by just showing an Eagle Ford shale play map. This shows the oil and gas windows and the productive fairway of the Eagle Ford. As you can see, ZaZa as a first mover acquired acreage right in the sweet spots along the trend.

In the upper left, you can see what are thought to be the technical recovery rates of the Eagle Ford, which equates to about 21 Tcf of gas and about 3.4 billion barrels of oil for the industry. So it’s no wonder why we see this as significant, both from the potential of the play, but also in the positions specifically.

I might just mention on the upper right-hand side is the Eaglebine area. That is what I was just mentioning as I think is going to be the new tomorrow for the Eagle Ford.

Here is also another significant proof point. You saw on a previous slide that we had effectively now 15 wells drilled, 8 completed. Wells are coming on test, and it’s important to show how they are stacking out.

So on this graph, you can see the results to date. The wells from ZaZa are performing better than the average, and we hope to build on this momentum. The wells themselves are actually depicted by the small dots here in the upper left. The longest well has only been on test since June, so we don’t have — we didn’t have 90-day rates yet. But so far, so good. It is looking very promising.

The EURs that we are using for planning are just very consistent with the industry, for both the oil window and the gas condensate window.

Behind this graph is just a wealth of capability that ZaZa has developed in-house. Different than models of some other companies, where they rely on other operators or contractor companies, what ZaZa has done is develop an in-house talent that spans the whole spectrum, from land, as I mentioned before, but also includes operations; that involves both drilling and completions, as well as stimulation design.

So all of that has been brought in-house, and the staff is — staff, including direct staff and direct contractor, are 120 strong. So it is quite a capable entity in its own right.

Going back to the Eaglebine here that I had mentioned, you can see the trend, which effectively, shown in green, is the Eagle Ford trend that spans from the Mexican border in southern Texas and continues up to East Texas. And then when you go into Louisiana, it changes names as the Tuscaloosa Marine Shale. And then goes back to Eagle Ford when you go over further to the east.

There has only been one transaction in the Eaglebine recently. That was the Petromax. And you can see the metrics there in that little summary. We think there is tremendous potential here, and right now, it’s wholly-owned. We can control the pace. We can control the buildout of this asset. And in addition to the large footprint of 70,000 acres, we think there is great potential to expand to over 100,000.

So with the offset information, with the drilling locations we have, with the total control that we have, we think we’ve got a great plan here to start up before the end of Q1 2012, and hopefully be continuous thereafter, based on the results.

I’m going to switch here to the Paris Basin, just showing the footprint of Toreador. The yellow are awarded licenses. The peach sort of tan color are applied for. And we have our two production concessions shown in blue. Those are wholly-owned. The rest is in partnership with Hess. The red dots are conventional prospects. And as you can see, they span all the licenses.

In terms of just the Paris Basin geology, it is quite analogous to the Bakken. In the upper right, you can see the source rock, how it is sandwiched in between the more classic reservoirs. There is lots of carbonates here. Some of these are sandstone reservoirs, as well.

But tremendous as part of dealing with ZaZa is the perspective they bring to the table is a sort of Texan mindset, or more specifically, an Austin Chalk or, in some cases, a Permian sort of West Texas mindset. So we have already been flooding ourselves with new ideas on how to go approach some of the tighter rock. So we think it is significant.

The Basin is established. It’s been there for 50 years. Over 50 fields producing; actually, the cumulative production now is over 300 million barrels, and we think it has just been underexploited, if not outright ignored, for the last three decades.

In terms of the Liassic Resource, we are bullish on it, and here’s why, as shown in this graph. In the context of all the resource plays in Europe, the Paris Basin stands out as the largest — full stop.

In terms of the Liassic resource, here is just a structural setting. We have superimposed our acreage onto the part of the basin. If you look at the coloring, the oil window is roughly where the magenta meets the blue. So you can see our acreage is largely in the center. And there is over 40 billion barrels of oil generated on our acreage. And we think there is just absolute significant potential here. Given the opportunity, there is going to be economic wealth and prosperity to all stakeholders.

In terms of our conclusion, here is the one slide I offer. The words to go with it are that we are creating a very unique company. Through this merger, we have not lost focus. We have not lost sight of our core competency, which is really about resource prospecting.

We have a full complement of resources in-house in terms of capabilities — human capabilities. So between the operations and the G&G complement along with the land in Texas and management from top to bottom, it is actually bringing a full wealth of in-house capabilities.

And I think the distinction that we will have is that we can execute. ZaZa has a wonderful record of executing on their word. And certainly on the Toreador side, we’ve tried and we’ve done a hell of a job; it is just that this year, we didn’t see some of the legislative issues playing out the way they had.

But put the teams together, combine the portfolios, you have a nice, balanced portfolio of steady growth. Everything has its natural timing. So from the Eagle Ford escalator ride, with real rigs running, ramping up to 12 by 2013, in sequence with the

Eaglebine, getting that started, along with the funding that will be born out of the combined Company for the conventional, to chase those prospects, which is new — that Toreador hasn’t had in recent years, is the funding to go do this — all of this on top of the Liassic resource that has continued resources net to Toreador of over 400 million barrels — put it all together and we’ve got short-term and long-term — short-term value creation and long-term optionality. What more could we ask for?

So thank you very much for your time. I will be joining my colleagues here at ZaZa in the breakout room to answer your questions. Thank you very much.

DISCLAIMER

Thomson Reuters reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes.

In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies’ most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized.

THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY’S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON REUTERS OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY’S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY’S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.

©2011, Thomson Reuters. All Rights Reserved.

Forward Looking Statements

All statements other than statements of historical facts included in this presentation, including, without limitation, statements containing the words “believes,” “anticipates,” “intends,” “expects,” “assumes,” “trends” and similar expressions, constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based upon the Company’s current plans, expectations and projections. However, such statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Toreador to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These factors include, among others, certain risks and uncertainties inherent in petroleum exploration, development and production, including, but not limited to, our need and ability to raise additional capital; our ability to maintain or renew our existing exploration permits or exploitation concessions or obtain new ones; our ability to execute our business strategy; our ability to replace reserves; the loss of the purchaser of our oil production; results of our hedging activities; the loss of senior management or key employees; political, legal and economic risks associated with having international operations; disruptions in production and exploration activities in the Paris Basin; indemnities granted by us in connection with dispositions of our assets; results of legal proceedings; assessing and integrating acquisition prospects; declines in prices for crude oil; our ability to obtain equipment and personnel; extensive regulation to which we are subject; terrorist activities; our success in development, exploitation and exploration activities; reserves estimates turning out to be inaccurate; differences between the present value and market value of our reserves and other risks and uncertainties described in the company’s filings with the U.S. Securities and Exchange Commission (“SEC”). Any one or more of these factors or others could cause actual results to differ materially from those expressed in any forward-looking statement. All written and oral forward-looking statements attributable to Toreador or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements disclosed herein. The historical results achieved by Toreador are not necessarily indicative of its future prospects. Toreador undertakes no obligation to publicly update or revise any forward looking-statements, whether as a result of new information, future events or otherwise.

Important Information

ZaZa Energy Corporation, the new company that will be established in connection with the proposed transaction, will file a registration statement and Toreador Resources Corporation will file a proxy statement with the SEC.  Investors are urged to read the registration statement and proxy statement (including all amendments and supplements to it)  when they become available because they will contain important information.  Investors may obtain free copies of the registration statement and proxy statement when it becomes available, as well as other filings containing information about Toreador Resources Corporation and ZaZa Energy Corporation, without charge, at the SEC’s Internet site (www.sec.gov). These documents may also be obtained for free from Toreador’s Investor Relations web site (www.toreador.net) or by directing a request to Toreador at Toreador at: Investor Relations, Toreador Resources Corporation, c/o Toreador Holding SAS, 5 rue Scribe, Paris France, 75009.